UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ecotality, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01374J203

(CUSIP Number)

Yuqing Xu

12167 Kate Dr.

Los Altos Hills, CA 94022

650-209-5007

with a copy to:

Thomas W. Christopher

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374J203		13D

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons ABB Ltd I.R.S. I.D. No.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,731,125

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,731,125

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,125

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%(1)

14	Type of Reporting Person (See Instructions) OO

(1)       The percentage is based on 11,058,293 shares of Common Stock outstanding as of January 10, 2011 prior to the consummation of the transactions described herein, as disclosed to us by the Issuer in the related securities purchase agreement. Upon consummation of these transactions, 2,604,167 shares of Common Stock and a warrant, which (as a result of the restrictions set forth therein) is currently exercisable to purchase 126,958 shares of Common Stock, were issued to ABB Technology Ventures Ltd, as described in Item 4 hereof.

*         The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being the owner of ABB Asea Brown Boveri Ltd. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 01374J203		13D

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons ABB Asea Brown Boveri Ltd I.R.S I.D. No.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,731,125

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,731,125

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,125

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%(1)

14	Type of Reporting Person (See Instructions) OO

(1)       The percentage is based on 11,058,293 shares of Common Stock outstanding as of January 10, 2011 prior to the consummation of the transactions described herein, as disclosed to us by the Issuer in the related securities purchase agreement. Upon consummation of these transactions, 2,604,167 shares of Common Stock and a warrant, which (as a result of the restrictions set forth therein) is currently exercisable to purchase 126,958 shares of Common Stock, were issued to ABB Technology Ventures Ltd, as described in Item 4 hereof.

*         The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being the owner of ABB Technology Ventures Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 01374J203		13D

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons ABB Technology Ventures Ltd I.R.S I.D. No.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,731,125

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,731,125

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,125

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%(1)

14	Type of Reporting Person (See Instructions) OO

(1)       The percentage is based on 11,058,293 shares of Common Stock outstanding as of January 10, 2011 prior to the consummation of the transactions described herein, as disclosed to us by the Issuer in the related securities purchase agreement. Upon consummation of these transactions, 2,604,167 shares of Common Stock and a warrant, which (as a result of the restrictions set forth therein) is currently exercisable to purchase 126,958 shares of Common Stock, were issued to ABB Technology Ventures Ltd, as described in Item 4 hereof.

CUSIP No. 01374J203	13D

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Ecotality, Inc., a Nevada corporation (the “Issuer”), with its principal executive offices located at Four Embarcadero Center, Suite 3720, San Francisco, California 94111.

Item 2. Identity and Background.

(a)                                  This Schedule 13D is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) ABB Ltd, an entity formed under the laws of Switzerland;

(ii) ABB Asea Brown Boveri Ltd, an entity formed under the laws of Switzerland (“Asea Brown Boveri”); and

(iii) ABB Technology Ventures Ltd, an entity formed under the laws of Switzerland (“ABB Tech”).

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated by reference herein) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

The Reporting Persons are filing this Schedule 13D with respect to 2,604,167 shares of Common Stock and a warrant dated as of January 13, 2010 (the “Warrant”), which is filed as Exhibit 10.2 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 10, 2011 and incorporated by reference herein, to purchase 1,041,667 shares of Common Stock (the “Warrant Shares”), directly owned by ABB Tech.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b)                                 The business address of each of the Reporting Persons is:

(i)            ABB Ltd

P.O. Box 1831

Affolternstrasse 44

CH-8050

Zurich, Switzerland

Attention:  ABB Group General Counsel

(ii)           ABB Asea Brown Boveri Ltd

P.O. Box 1831

Affolternstrasse 44

CH-8050

Zurich, Switzerland

Attention:  ABB Group General Counsel

CUSIP No. 01374J203	13D

(iii)          ABB Technology Ventures Ltd

P.O. Box 1831

Affolternstrasse 44

CH-8050

Zurich, Switzerland

Attention:  ABB Group General Counsel

(c)                                  The principal business of ABB Ltd and its subsidiaries, including Asea Brown Boveri and ABB Tech, is to provide a broad range of products, systems, solutions and services that are designed to improve power grid reliability, increase industrial productivity and enhance energy efficiency.

(d)                                 None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  As previously disclosed in ABB Ltd’s public filings with the Commission, on October 12, 2010, in connection with the settlement of anti-bribery investigations under the U.S. Foreign Corrupt Practices Act (the “FCPA”) conducted by the U.S. Department of Justice and the Commission, a final judgment against ABB Ltd was entered by the United States District Court for the District of Columbia in a civil proceeding.  Pursuant to the terms of the final judgment, ABB Ltd was (i) permanently restrained and enjoined from violations of Section 30A, 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act (ii) ordered to pay an aggregate amount of approximately $22.8 million as disgorgement, (iii) ordered to pay a civil penalty of approximately $16.5 million and (iv) ordered to take certain remedial actions with respect compliance with the FCPA and other applicable anticorruption laws, including providing periodic progress reports to the Commission over a span of three years.

Neither Asea Brown Boveri or ABB Tech, and, except as disclosed above, ABB Ltd, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Each of the Reporting Persons is organized under the laws of Switzerland.

Item 3. Source and Amount of Funds or Other Consideration.

As of January 13, 2011, ABB Tech invested an aggregate sum of $10,000,000 to purchase (i) 2,604,167 shares of Common Stock and (ii) the Warrant.  All of the funds used in making the purchase of the shares of Common Stock and the Warrant were borrowed pursuant to intercompany loans from an indirect, wholly-owned subsidiary of ABB Ltd.

Item 4. Purpose of Transaction.

On January 10, 2011, ABB Tech and the Issuer entered into a Securities Purchase Agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 10, 2011 and incorporated by reference herein (the “Purchase Agreement”), pursuant to which ABB Tech agreed to purchase Common Stock and the Warrant for an aggregate purchase price of $10,000,000.  The Purchase Agreement contains representations, warranties and covenants customary for agreements of this type.  In addition, ABB Tech and the Issuer entered into an Investor Rights Agreement, dated as of January 13, 2011, by and between ABB Tech and the Issuer (the “Investor Rights Agreement”), a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 18, 2011 and incorporated by reference herein.

In accordance with the terms of the Purchase Agreement and Investor Rights Agreement, effective upon consummation of the transactions contemplated by the Purchase Agreement (the

CUSIP No. 01374J203	13D

“Closing”), the Issuer appointed ABB Tech’s two director nominees to its board of directors effective as of the Closing.

Under the Investor Rights Agreement, until the date on which ABB Tech or a permitted transferee (as specified in the Investor Rights Agreement) ceases to hold, or ceases to beneficially own at least 15% of the issued and outstanding shares of Common Stock, the Issuer has agreed to nominate the two directors designated by ABB Tech to its board of directors.  Thereafter, until the date on which ABB Tech ceases to hold, or ceases to beneficially own at least 8% of the issued and outstanding shares of the Common Stock, the Issuer has agreed to nominate one director designated by ABB Tech to its board of directors.  The Issuer has agreed to solicit proxies from the Issuer’s stockholders in favor of the election of the director nominees designated by ABB Tech, to use all reasonable best efforts to cause the two director nominees designated by ABB Tech to be elected to the Issuer’s board of directors and to not take any action which would reasonably be expected to diminish the prospects of such director nominees of being elected to the board of directors of the Issuer.

Under the Investor Rights Agreement, the Issuer granted ABB Tech certain registration rights with respect to the Common Stock and the Warrant Shares, and, among other things, agreed to cause a registration statement covering the Common Stock and Warrant Shares to be filed within 90 days of the Closing, subject to certain exceptions. In addition, the Investor Rights Agreement provides ABB Tech with the right to participate, on a pro rata basis, in certain private issuances by the Issuer of shares of Common Stock or common stock equivalents (as defined therein).

Under the Warrant, ABB Tech is entitled to purchase 1,041,667 shares of Common Stock issuable upon exercise of the Warrant for an exercise price of $4.91.  The number of Warrant Shares issuable upon exercise of the Warrant is subject to adjustment pursuant to the provisions of the Warrant, and is subject to limitation to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by the holder of the Warrant and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Nasdaq Rule 5635, does not exceed 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such issuance (such limitation, the “Beneficial Ownership Limitation”).

In addition, under the Warrant, the Issuer has agreed to submit to a vote of its stockholders, by no later than the Issuer’s 2011 annual stockholders meeting, a proposal to approve the issuance of Common Stock pursuant to the Warrant in excess of the Beneficial Ownership Limitation, in an amount up to the maximum number of shares of Common Stock for which the Warrant may be exercised pursuant its terms.  Upon the approval by the Issuer’s stockholders of such proposal, the Beneficial Ownership Limitation will terminate.

The foregoing descriptions of the Purchase Agreement, the Warrant and Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 99.2, 99.3 and 99.4 hereto and are incorporated into this Item 4 by reference. The Reporting Persons are entitled to various rights under the Purchase Agreement, the Warrant and the Investor Rights Agreement and intend to exercise them as appropriate in their judgment.

Each of the Reporting Persons acquired the Common Stock and the Warrant for investment purposes. Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, may lend funds, invest in debt or similar investments issued by the Issuer, acquire additional shares of Common Stock, preferred stock or other securities convertible

CUSIP No. 01374J203	13D

into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Common Stock or such other securities or investments it owns or may subsequently acquire depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each of the Reporting Persons may make gifts of shares to charities or others from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Persons) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Each Reporting Person, upon invitation by the Issuer, may participate in any investment or strategic transaction involving the Issuer. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to any shares of the Issuer’s Common Stock they hold and through the exercise of their rights under the Purchase Agreement, the Investor Rights Agreement and the Warrant.

Except as indicated herein, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)                                  the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    any other material change in the Issuer’s business or corporate structure;

(g)                                 changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                     any action similar to any of those enumerated above.

CUSIP No. 01374J203	13D

Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to any of the above matters.

Item 5. Interest in Securities of the Issuer.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentage is based on 11,058,293 shares of Common Stock outstanding prior to the consummation of the transactions described herein, which number was provided to the Reporting Persons in connection with the consummation of such transactions.  Upon consummation of these transactions, 2,604,167 shares of Common Stock and the Warrant, which (as a result of the restrictions set forth therein) is currently exercisable to purchase 126,958 shares of Common Stock, were issued to ABB Tech.

(a)           (i) ABB Tech is the direct beneficial owner of 2,731,125 shares of Common Stock as of the date hereof, representing approximately 19.99% of the outstanding shares of Common Stock.

(ii) Asea Brown Boveri is the sole stockholder of ABB Tech and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.

(iii) ABB Ltd is the sole stockholder of Asea Brown Boveri and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.

(b)           As a result of the relationships described herein, each of the Reporting Persons may be deemed to be the beneficial owner of 2,731,125 shares of Common Stock, and as a result, may be deemed to have sole voting and dispositive power over such shares.

(c)           Except as disclosed herein, none of the Reporting Persons have entered into transactions in the Common Stock that were effected in the past sixty days.

(d)           To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D held by ABB Tech or the Warrant Shares.

(e)           Not applicable.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons, except for ABB Tech, disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. The information set forth in Item 4 hereof, together with the text of the Warrant, the Purchase Agreement and the Investor Rights Agreement, which are filed as Exhibits 99.2, 99.3 and 99.4 hereto, is hereby incorporated by reference into this Item 6..

Item 7. Material to be Filed as Exhibits

99.1                           Schedule 13D Joint Filing Agreement, dated as of January 24, 2011.

99.2                           Warrant, dated January 13, 2011 (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 10, 2011)

CUSIP No. 01374J203	13D

99.3                           Securities Purchase Agreement, dated January 10, 2011 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 10, 2011)

99.4                           Investor Rights Agreement, dated January 13, 2011 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 18, 2011)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2011

ABB LTD

	By:	/s/ Diane de Saint Victor
	Name:	Diane de Saint Victor
	Title:	Executive Vice President, General Counsel & Company Secretary

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

ABB ASEA BROWN BOVERI LTD

	By:	/s/ Diane de Saint Victor
	Name:	Diane de Saint Victor
	Title:	Executive Vice President, General Counsel & Company Secretary

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

ABB TECHNOLOGY VENTURES LTD

	By:	/s/ Girish Nadkarni
	Name:	Girish Nadkarni
	Title:	Managing Director

	By:	/s/ Natascia Rubinic
	Name:	Natascia Rubinic
	Title:	Authorized Signatory